SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 5, 2014

List of materials

Documents attached hereto:

i) Press Release announcing Sony Corporation Statement regarding Media Reports dated February 4 and 5, 2014.

Sony Corporation Statement regarding Media Reports dated February 4 and 5, 2014

TOKYO, February 5, 2014 -- Press reports on February 4 and 5, 2014 stated that Sony Corporation ("Sony") is discussing with Japan Industrial Partners Inc. (JIP) to establish a new company for Sony's PC business in Japan.  Sony has made no announcement in this regard.  As Sony has announced previously, Sony continues to address various options for the PC business, but Sony has no further comments.

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